UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3/A

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended March 31, 2001

ALLEGHENY ENERGY, INC.
(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3/A should be directed to: Thomas J. Kloc
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company		Energy or gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc.	(1)				
Allegheny Ventures, Inc.	(2)				
Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%
Allegheny Energy, Inc.	(4)				
Allegheny Energy Supply Company, LLC	(5)				
Mon Synfuel, LLC	(6)	Energy	May 15, 2000	Maryland	2.458%
Allegheny Energy, Inc.	(7)				
Allegheny Energy Supply Company, LLC	(8)				
Allegheny Energy Global Markets, LLC **"NEW"**	(9)	Energy	March 16, 2001	Delaware	100%

Nature of Business:

(1) Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc.
(2) Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.
(3) Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and solar cells.
(4) Allegheny Energy, Inc. holds directly all of the outstanding voting securities in Allegheny Supply Company, LLC.
(5) Allegheny Energy Supply Company, LLC holds a percentage membership in Mon Synfuel, LLC.
(6) Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and the addition of a facility for the production of coal-based synthetic fuel from the coal fines.
(7) Allegheny Energy, Inc. holds directly all of the outstanding voting securities in Allegheny Supply Company, LLC.
(8) Allegheny Energy Supply Company, LLC owns 100% of Allegheny Energy Global Markets, LLC.
(9) Allegheny Energy Global Markets, LLC is an energy commodity marketing and trading business.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount Of Capital Contribution
Allegheny Energy Supply Company, LLC	Allegheny Energy Global Markets, LLC	$602,864,279

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

*The amended filing was required, in part, to reflect a variation in the allocation of direct and indirect charges, as noted below.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged*	Indirect Costs Charged*	Cost Of Capital	Total Amount Billed
Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services	$733,405	$72,590		$805,995
Allegheny Energy Service Corporation	Allegheny Energy Global Markets, LLC	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services	$430,000			$430,000

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

This amended filing is required, in part, to reflect a change in the calculation of the investment in Allegheny Energy Solutions, Inc. and Allegheny Energy Global Markets, LLC., which changes the "Current Aggregate Investment" on line 4 and the "Remaining Authorization" on line 5.

(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of March 31, 2001	$5,883,428	line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$ 882,514	line 2
Greater of $50 million or line 2	$ 882,514	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)

Allegheny Energy Solutions, Inc.	$ 10,031
Mon Synfuel, LLC	$ 250
Allegheny Energy Global Markets, LLC	$ 763,140

Total current aggregate investment	$ 773,421	line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4) $ 109,093   line 5

Investments in gas-related companies:

       None

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference In Other Investment
None			

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Allegheny Energy Solutions, Inc. Statement of Operations for the Quarter and
Three Months Ended March 31, 2001.

Allegheny Energy Solutions, Inc. Balance Sheet at March 31, 2001.

Allegheny Energy Global Markets, LLC Statement of Operations from
March 16, 2001 (Purchase Date) through March 31, 2001.

Allegheny Energy Global Markets, LLC Balance Sheet at March 31, 2001.

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc.
has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/S/ Thomas J. Kloc

Thomas J. Kloc
(Chief Accounting Officer)

June 26, 2001

Allegheny Energy Solutions, Inc.

STATEMENT OF OPERATIONS

(Thousands of Dollars)

	Quarter and Three months ended March 31, 2001
Operating revenues	$ 14,034
Operating Expenses:	
Cost of goods sold	6,116
General and administrative expenses	10,230
Maintenance	8
Taxes other than income taxes	68
Federal and state income taxes	(894)
Total operating expenses	15,528
Operating income	(1,494)
Other Income and Deductions:	
Other Income, net	491
Net income	$ (1,003)

Allegheny Energy Solutions, Inc.

BALANCE SHEET

(Thousands of Dollars)	Unaudited Three months ended March 31, 2001
ASSETS	
Property, Plant and Equipment, regulated operations	$ 265
Accumulated Depreciation	(15)
	250
Investments in other assets:	
Nonutility Investments	3,815
Current Assets:	
Cash	81
Accounts Receivable:	
Utility service	1,972
Other	2,094
Allowance for uncollectible accounts	(2,094)
Materials and supplies -at average cost:	
Operating and construction	30
Prepaids	961
Other current assets	385
	3,429
Deferred charges	14
Total Assets	$ 7,508
CAPITALIZATION AND LIABILITIES	
Common stock	$ 1
Other paid-in capital	8,031
Retained Earnings	(5,731)
	2,301
Current Liabilities:	
Short-term debt	2,000
Accounts Payable	51
Accounts Payable, to affiliates, net	603
Other accrued taxes	51
Other	2,120
	4,825
Deferred Credits and Other Liabilities:	
Deferred Income Taxes	377
Other	5
	382
Total Capitalization and Liabilities	$ 7,508

Allegheny Energy Global Markets, LLC

STATEMENT OF OPERATIONS

(Thousands of Dollars)	From March 16, 2001 (Purchase Date) through <u>March 31, 2001</u>
Operating revenues	<u>$ 390,825</u>
Operating Expenses:	
Operations:	
Purchased power and exchanges, net	274,014
Gas purchases	93,526
Other	2,051
Depreciation and amortization	<u>1,060</u>
Total operating expenses	<u>370,651</u>
Operating income	<u>20,174</u>
Interest charges	<u>5</u>
Income before income taxes	20,169
Federal and state income taxes	<u>9,175</u>
Net income	<u>$ 10,994</u>

Allegheny Energy Global Markets, LLC

BALANCE SHEET

(Thousands of Dollars)	Unaudited March 31, 2001
ASSETS	
Current assets:	
Cash	$ 3,306
Accounts receivable:	
Wholesale	224,587
Other	2,686
Affiliates	1,414
Prepaid taxes	7,059
Commodity contracts	425,553
Other	61
	664,666
Property, plant and equipment	2,756
Investments and other assets:	
Excess of cost over net assets acquired	382,629
Other	4,420
	387,049
Deferred charges	476
	476
Total Assets	$1,054,947
LIABILITIES AND MEMBER'S EQUITY	
Current Liabilities:	
Short-term debt	5,000
Accounts Payable	238,696
	15,245
Taxes accrued:	
Federal and state income	988
Commodity contracts	179,856
Other	1,030
	440,815
Member's Equity	614,132
Total Liabilities and Member's Equity	$1,054,947